THE FOLLOWING PROXY CARD RELATES TO THE PASSING OF RESOLUTION BY WAY OF POSTAL BALLOT BY THE EQUITY SHAREHOLDERS OF INFOSYS LIMITED AND IS BEING SENT TO THE HOLDERS OF INFOSYS LIMITED'S AMERICAN DEPOSITARY RECEIPTS PURSUANT TO THE DEPOSIT AGREEMENT AMONG INFOSYS LIMITED, DEUTSCHE BANK TRUST COMPANY AMERICAS (FORMERLY, BANKERS TRUST COMPANY) AS DEPOSITARY, AND THE REGISTERED HOLDERS AND BENEFICIAL OWNERS OF THE AMERICAN DEPOSITARY RECEIPTS.

Infosys Limited

Passing of Resolutions by Way of Postal Ballot

Issues presented for consideration by way of postal ballot

	Voting Results		
Ordinary Resolutions 1. Ordinary resolution to increase authorized share capital of the Company to Rs 600 crore dividend into 120 crore equity shares of Rs 5 each from Rs 300 crore divided into 60 crore equity shares of Rs 5	Affirmative	Negative	Abstain
Special Resolutions 2. Special resolution to amend the Capital clause (Clause V) of the Memorandum of Association.	Affirmative	Negative	Abstain
3. Special resolution to amend the Capital clause (Article 3) of the Articles of Association.	Affirmative	Negative	Abstain
4. Special resolution to accord consent to the issue of bonus shares in the ratio of one equity share for every one equity share held by the Member through the capitalization of reserves/surplus.	Affirmative	Negative	Abstain

Signature____